

September 1, 2010

Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, New York 10022

      Re: GLG Partners, Inc.
              Schedule TO-C
              Filed on August 23, 2010
              File No. 005-82299

Dear Mr. San Miguel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-C

1.   Pursuant to the Merger Agreement, Man has agreed to ensure that, at the Effective Time, you have all funds necessary in connection with the Offer. Please advise Man that it should provide us with a legal analysis explaining why it is not a bidder that needs to file a Schedule TO-T. For guidance, refer to Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). In addition, Man should provide us with an analysis explaining why it and Escalator Sub 1 Inc. are not affiliates engaged in the going private transaction. For guidance, refer to Question 201.06 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3.

2.   Please provide us with your legal analysis as to why Messrs. Gottesman, Roman, and Lagrange, and their affiliated trusts, are not affiliates engaged in the going private transaction. For guidance, refer to Questions 201.05 and 201.06 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3. In the alternative, add each as a filing person. Each additional filing person

may satisfy their filing obligation by making a joint filing with the company that contains both of their signatures and required disclosures. For guidance, refer to Question 101.02 and Interpretive Response 201.05 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of Exchange Act Rule 13e-3 and Section II.D.2. of the Current Issues Outline. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3 and Schedule TO-T. For example, but without limitation, include a statement as to whether each new filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3.   When you file the Schedule TO-I, please ensure that EDGAR reflects the receipt of a Schedule 13E-3 for the going private transaction. Checking the going private transaction box on Schedule TO-I does not obviate the need to properly identify the filing with appropriate header tags.

Exhibit 99(A)(1)(A): Offer to Purchase

Summary Term Sheet and Questions and Answers, page 1

4.   The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. The bullet points must cross-reference a more detailed discussion contained in the disclosure document that is disseminated to security holders. See Item 1001 of Regulation M-A. Please revise.

Special Factors, page 7

Background of the Transactions, page 7

5.   Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting regarding the Warrants. Please identify any advisors or other counsel and the members of management who were present at each meeting. In addition, each presentation, discussion or report held with or presented by an outside party that is materially related to the Rule 13e-3 Warrant transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please file all relevant written materials as exhibits to the Schedule 13E-3.

6.   Please revise the second paragraph on page 19 to provide more detailed disclosure regarding the special committee's discussion of the treatment of the GLG Warrants. In addition, disclose the "nominal amount" that Man considered offering for the Warrants.

7.   We note your disclosure on page 21 that the "GLG Board discussed the issue of the GLG Warrants, and concluded they would like all outstanding issues relating to the Warrants to be resolved by the time of execution of the Merger Agreement." Please revise to provide a more detailed description of this discussion. In addition, discuss why your board of directors waited until after the special committee had already approved the transaction to discuss the Warrants.

8.   We note your disclosure in the third full paragraph on page 22 that your board of directors accepted Man's request that you make a tender offer to purchase all outstanding GLG Warrants at a purchase price equal to the closing price of GLG's Public Warrants on the last trading day prior to the signing of the Merger Agreement ($0.129 per Public Warrant on May 14, 2010). Please revise to provide a more detailed description of what your board of directors considered in evaluating Man's request, and how it ultimately determined that the suggested payment per Warrant was sufficient without any further evaluation or negotiation.

Fairness of the Offer, page 35

9.   We note your statement in the opening paragraph of this section that your board of directors took "into account a number of factors, including the following material factors," in support of its determination that the Offer is procedurally and substantively fair to unaffiliated Warrant holders. The quoted language suggests that you have not listed all of the factors considered, discussed, and adopted. Please revise to remove any implication that the factors listed are not all of the material factors considered, discussed, and adopted. See Item 1014(b) of Regulation M-A.

10.   Please revise the second, third, and fourth bullet points on page 35 to explain how the factors listed support your board of director's conclusion regarding fairness to unaffiliated Warrant holders. See Item 1014(b) of Regulation M-A.

11.   We note your disclosure in the first paragraph on page 36 that the Purchase Price represents a 2.75% premium over the 30 trading day average closing price of the Public Warrants ending on May 14, 2010, the last trading day prior to the public announcement of the Merger Agreement. Please revise to discuss why your board of directors determined that the 30 trading day average price was an appropriate benchmark, and to provide a more detailed discussion of how the Purchase Price compares to historical market prices for different periods. See Instruction 2(ii) to Item 1014 of Regulation M-A.

12.   Please revise the second paragraph on page 36 to explain why your board of directors determined that the benefits of the Offer outweighed the costs and risks. See Item 1014(b) of Regulation M-A.

13.   Please revise the sixth paragraph on page 36 to clarify that the directors who were not Warrant holders that approved the Offer are members of your management that initiated

the merger discussions and will continue with the company after the merger and related transactions have closed.

14.   Please revise to discuss how your board of directors determined that the transaction was fair to unaffiliated Warrant holders, notwithstanding that, as disclosed on page 17, the Special Committee, acting on behalf of the company, initially suggested to Man that it planned to value the warrants at zero, and, as disclosed on page 22, your board of directors accepted Man's suggested price per Warrant without any further negotiation.

15.   Please revise to discuss how your board of directors determined that it was fair to offer each class of Warrants the same consideration.

16.   The recommendation and analysis of your board of directors does not appear to address the factors described in Instruction 2 to Item 1014, or explain in detail why such factors were not deemed material or relevant. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). If applicable, your board of directors must explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of any other filing persons added in a future amendment.

Material U.S. Federal Income Tax Considerations, page 41

17.   Please move this section to the Special Factors section in the front of the offering document. See Rule 13e-3(e)(1)(ii).

The Offer, page 43

Procedures for Tendering Warrants, page 43

18.   The first sentence of the first paragraph on page 46 states that a tender of Warrants made pursuant to any method of delivery set forth in the Offer to Purchase will constitute an acknowledgement by the tendering Warrant holder that such Warrant holder has read the Offer to Purchase. Please revise to delete this acknowledgement. Alternatively, revise your disclosure to include a legend in bold typeface that indicates you do not view the certification made by warrant holders that they have read the Offer to Purchase as a waiver of liability and that you agree not to assert that this provision constitutes a waiver of liability.

19.   We note your statement in the second paragraph on page 46 that all questions as to the number of Warrants to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of Warrants "will be determined by us, in our sole discretion, and our determination will be final and binding on all parties." Please delete this language, or disclose that only a court of competent jurisdiction can make a

determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Make similar revisions to the seventh paragraph on page 47.

Conditions of the Offer, page 48

20.   The first sentence of the last paragraph of this section states that each offer condition may be asserted "at any time and from time to time in [y]our discretion." Please revise this statement to indicate that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to "at any time and from time to time." That is, the triggering event and the corresponding determination of whether to assert or waive the condition must occur on or before expiration of the offer, and not after that time.

21.   The second sentence of the final paragraph of this section discusses your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you acknowledge, to an extent, in the final sentence of this paragraph, depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language in the second sentence seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

22.   When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Source and Amount of Funds, page 50

23.   Please revise to furnish a reasonably itemized statement of all expenses incurred or estimated to be incurred in connection with the transaction including, but not limited to, filing, legal, accounting and appraisal fees, solicitation expenses and printing costs. See Item 1007(c) of Regulation M-A.

Historical Summary Financial Data, page 53

24.   We note your statement on page 53 that "the following summary is qualified in its entirety by reference to the 2009 10-K, the June 30 10-Q and other documents and all of the financial information and notes contained in those documents." Please revise to eliminate the suggestion that the summary provided is not materially complete and to specify what is meant by "other documents."

Alejandro San Miguel, Esq.
GLG Partners, Inc.
September 1, 2010
Page 6

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Nicholas P. Panos, Senior Special Counsel, at (202) 551-3266. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (646) 710-5122
        J. Allen Miller, Esq.
        Sey-Hyo Lee, Esq.
        Chadbourne & Parke LLP